Exhibit 4.3

FORM OF SECURED PROMISSORY NOTE

$[Amount]	[Date]

For value received, Photogen Technologies, Inc., a Nevada corporation (the “Company”), hereby absolutely and unconditionally promises to pay to the order of                                       , or registered assigns (the “Payee”), the principal sum of [$                     ], together with interest thereon, in lawful money of the United States, all as hereinafter provided.

Section 1.                  Payable on Demand.  The entire principal amount hereof, together with all interest incurred thereon and all fees and expenses (if any) due hereunder, shall be due and payable ON DEMAND.  The Payee’s right to make such demand shall be unconditional and unlimited.  The Company agrees that the Payee may make such demand in the exercise of the Payee’s sole discretion.  The Company agrees that, in exercising its discretion, the Payee may make demand for any reasons that it deems appropriate, and such reasons may be related or unrelated to the Company, its business or financial condition or prospects.  The Payee’s right to make demand shall be a continuing right, and acceptance by the Payee of any payment after demand shall not be deemed a waiver of such right to make demand on any other occasion.

Section 2.                  Interest Rate.  The unpaid principal balance outstanding, from time to time, hereunder shall accrue interest at a rate equal to 7.25% per annum.  Interest shall be compounded monthly and shall be computed on the basis of a 360-day year and a 30-day month.  Notwithstanding any other provision of this Note, the Payee does not intend to charge and the Company shall not be required to pay any interest or other fees or charges in excess of the maximum permitted by applicable law; and any payments in excess of such maximum shall be refunded to the Company or credited to reduce principal hereunder.

Section 3.                  Place and Manner of Payment.  Principal and interest shall be payable in lawful money of the United States of America, at [                                  ] or at such other address as the Payee or any subsequent holder may designate from time to time to the Company in writing.  If any day on which a payment is due pursuant to the terms of this Note is not a business day, such payment shall be due on the next business day following.  Should all or any part of the indebtedness represented by this Note be collected by action at law, or in bankruptcy, insolvency, receivership or other court proceedings, or should this Note be placed in the hands of attorneys for collection after default, the Company hereby promises to pay to the Payee, upon demand by the Payee at any time, in addition to the outstanding principal balance of, accrued interest and all (if any) other amounts payable on or in respect of this Note, all court costs and reasonable attorneys’ fees and other collection charges and expenses incurred or sustained by the Payee.  All payments received by the Payee hereunder will be applied first to costs of collection and fees, if any, then to interest and the balance to principal.

Section 4.                  Security for Note.  This Note is secured by that certain Security Agreement, dated as of May 1, 2003, as amended on June 9, 2003 and August 12, 2003; Intellectual Property Security Agreement, dated as of May 1, 2003, as amended on June 9, 2003 and August 12, 2003; Security Agreement dated as of June 18, 2003, as amended on August 12, 2003; and Patent and Trademark Security Agreement, dated as of June 18, 2003 as amended on August 12, 2003 (collectively, the “Security Agreements”).  The Security Agreements grant the Payee certain rights with respect to the Collateral upon an Event of Default (as defined in each of the Security Agreements).

Section 5.                  No Waiver; Remedies Cumulative.  No failure or delay in exercising any right or remedy hereunder operates as a waiver thereof.  No single or partial exercise of any right or remedy hereunder precludes any other or further exercise of any right or remedy hereunder or thereunder.  The exercise of any right or remedy hereunder does not preclude the simultaneous or later exercise of any other rights or remedies available at law or in equity.  No amendment or waiver of any provision of this Note, nor consent to any departure by Company herefrom, shall in any event be effective unless the same shall be in writing and signed by Payee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 6.                  Governing Law.  This Note, and all matters arising directly or indirectly herefrom, shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, notwithstanding the choice of law or conflicts of law principles thereof.  This Note shall have the effect of a sealed instrument.  Company and, by accepting this Note, the Payee hereby (a) irrevocably consent and submit to the sole exclusive jurisdiction of the state and federal courts located in the Commonwealth of Massachusetts in connection with any suit, action or other proceeding directly or indirectly arising out of or relating to this Note, and (b) irrevocably waive, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

Section 7.                  Headings.  All headings in this Agreement are for convenience of reference only and do not affect the meaning of any provision.

Section 8.                  Partial Invalidity.  In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby.  The Company will at all times in good faith assist, insofar as it is able, in the carrying out of all of the provisions of this Note in a reasonable manner and in the taking of all other action which may be necessary in order to protect and preserve the rights of the Payee set forth herein.

Section 9.                  Waivers.  Company hereby expressly and irrevocably waives notice of acceptance, presentment, demand, notice of nonpayment, demand for payment, protest, notice of protest, notice of dishonor, suit and all other conditions precedent in connection with the delivery, acceptance, collection and/or enforcement of this Note or any collateral or security therefor.

Section 10.           Successors and Assigns.  This Note shall be binding on Company and its successors and assigns and shall inure to the benefit of Payee and its successors and assigns.  The term “Payee” in this Note shall refer to the person originally holding this Note or to any other future holder of this Note.

Section 11.           No Jury Trial.  THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY NOW HAVE OR HEREAFTER HAVE TO A TRIAL BY JURY IN RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered as of the date first written above.

PHOTOGEN TECHNOLOGIES, INC.

By:	Taffy Williams
Its:	Chief Executive Officer